SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-6089

H&R Block Retirement Savings Plan
(Full title of the Plan)

H&R BLOCK, INC.
4400 Main Street
Kansas City, Missouri 64111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The H&R Block Retirement Savings Plan
Index to Financial Statements and Supplemental Information

Page

Report of Independent Auditors	1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2002	3

Notes to Financial Statements	4

Supplemental Information: *

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2002	11

Signatures	17

Exhibits

Consent of Independent Accountants (Exhibit 23)	19

Certification pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 (Exhibit 99.1)	20

*A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions, which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations, and leases in default or uncollectible are not presented, as such loans, fixed income obligations, or leases do not exist.

Report of Independent Auditors

To the Participants and Administrator of
the H&R Block Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Kansas City, Missouri
June 27, 2003

The H&R Block Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	December 31,

	2002	2001

Assets
Cash, non-interest bearing	$36,169,840	$—
Investments, at fair value:
H&R Block, Inc. common stock fund	10,067,064	6,278,117
Mutual funds	214,274,162	172,318,771
Self-directed brokerage accounts	4,778,244	-
Participant loans	4,264,271	1,950,857

Total investments	233,383,741	180,547,745
Receivables:
Employer contributions	1,205,778	153,418
Participant contributions	879,193	696,608
Dividends receivable	171,638	—
SmartRetirement: The OLDE 401(k) Plan and Trust transfer	—	33,993,519
Option One Mortgage Company Retirement Plus Plan transfer	706,478	—

Total receivables	2,963,087	34,843,545
Total assets	272,516,668	215,391,290

Liabilities
Due to broker for securities purchased	22,669,976	—
Accrued liabilities	70,066	45,453

Net assets available for benefits	$249,776,626	$215,345,837

The accompanying notes are an integral part of these financial statements.

The H&R Block Retirement Savings Plan
Statement of Changes iin Net Assets Available for Benefits
For the Year Ended December 31, 2002

For the Year Ended
December 31, 2002

Additions:
Investment income:
Dividends and interest	$4,870,528
Net depreciation in fair value of investments	(33,671,499)

(28,800,971)
Contributions:
Employer	16,988,934
Participant	25,086,081

42,075,015
Other:
Transfer from Option One Mortgage Company Retirement Plus Plan	38,119,889

Total additions	51,393,933
Deductions:
Distributions to participants	16,572,986
Administrative expenses	390,158

Total deductions	16,963,144

Net increase in net assets available for benefits	34,430,789
Net assets available for benefits
Beginning of year	215,345,837

End of year	$249,776,626

The accompanying notes are an integral part of these financial statements.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2002

1.	Description of the Plan

The H&R Block Retirement Savings Plan (the “Plan”) is a contributory, defined contribution plan sponsored by HRB Management, Inc. (the “Company”) for its employees and the employees of certain of its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan became effective on January 1, 1985, and was originally known as the H&R Block Savings Plan. On December 31, 2000, the H&R Block Profit Sharing Plan merged into the H&R Block Savings Plan, and sponsorship of the H&R Block Savings Plan transferred to the Company from H&R Block Tax Services, Inc., an affiliate of the Company.

Effective January 1, 2001, the Company amended and restated the Plan to, among other things, rename the H&R Block Savings Plan to the H&R Block Retirement Savings Plan, and select a new trustee, custodian, and recordkeeper for the Plan. In addition, the Plan began offering a wider selection of investment options to its participants, including the H&R Block, Inc. Common Stock Fund (the “Common Stock Fund”). The Common Stock Fund uses “unit” accounting. As a unitized stock fund, the Common Stock Fund holds primarily H&R Block, Inc. Common Stock and a small percentage of cash and short-term investments, while participants hold units of the Common Stock Fund.

During December 2001, the Company approved a plan to merge the SmartRetirement: The OLDE 401(k) Plan and Trust (the “OLDE Plan”) into the Plan effective December 31, 2001. The OLDE Plan was sponsored by OLDE Financial Corporation, an affiliate of the Company. As a result of this decision to merge, the net assets of the OLDE Plan are presented as a receivable at December 31, 2001 on the statement of net assets available for benefits. These net assets were transferred to the Plan by February 22, 2002.

In December 2001, the Plan was amended and restated to, among other things, allow participants to make pre-tax contributions up to fifty percent of their compensation (subject to Internal Revenue Code limitations), with a discretionary employer matching contribution of up to one hundred percent of a participant’s contributions not to exceed five percent of the participant’s compensation. In addition, the amendment made vesting in any prospective employer matching contributions immediate. These amendments were effective as of January 1, 2002 for participants employed by a participating employer in the “Investment Services Line of Business,” as such term is defined by the Plan, and July 1, 2002 for all other participants. Additionally, individual brokerage accounts were added as an investment option during February 2002 for participants employed by a participating employer in the Investment Services Line of Business and as of April 1, 2002 for all other participants.

During December 2002, the Company approved a plan to merge the Option One Mortgage Corporation Retirement Plus Plan (the “Option One Plan”) into the Plan. The Option One Plan was sponsored by Option One Mortgage Corporation, an affiliate of the Company. Substantially all of the net assets of the Option One Plan were transferred to the Plan by December 31, 2002. Remaining assets totaling $706,478 were transferred in

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2002

2003 and are presented as a receivable in the statement of net assets available for benefits.

The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

Eligibility
The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”

Contributions
Participants may make pre-tax contributions from two to fifty percent of their compensation, subject to Internal Revenue Code limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. The Company may make discretionary profit sharing contributions, which will be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2002, the Company contributed $9,305,314 and $7,683,620 for the matching contribution and the profit sharing contribution, respectively.

Vesting
Participant contributions, and earnings thereon, are fully vested and nonforfeitable at all times. Beginning January 1, 2002 for participants in the Investment Services line of business, and beginning July 1, 2002 for all other participants, employer matching contributions made after such applicable effective date, and earnings thereon, are fully vested and nonforfeitable at all times.

Forfeitures
A participant forfeits the unvested portion of his/her account on the last day of the plan year in which the participant incurs the fifth of five consecutive one-year breaks in service. Forfeitures for the plan year are used to reduce employer matching contributions or to reduce the administrative expenses of the Plan. For the year ended December 31, 2002 the amount forfeited was $841,651. Forfeitures of $377,258 were used to pay Plan administrative expenses during the year ended December 31, 2002.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2002

Earnings
Earnings are allocated each day to participant accounts based upon the participant’s balance in each investment option as a percentage of the Plan’s balance in the respective investment option.

Loans
Participant loans must be at least $1,000 and are limited to the lesser of $50,000 or fifty percent of the participant’s vested account balance. Interest is prime plus one percent. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer.

Distributions
Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, or severance from employment. Distributions are in the form of a lump sum cash payment.

Termination
Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.

Investments Participants may direct to have their accounts invested in one or more of the following investments. Investment options, as described in the respective prospectuses, are as follows:

•	H&R Block Common Stock Fund: Seeks to provide a high rate of return by investing primarily in the stock of H&R Block, Inc., and holds a small percentage in cash and short-term investments.

•	AIM Constellation Fund: Seeks capital appreciation by investing primarily in common stocks, emphasizing small- to mid-size emerging-growth companies. Companies in which the fund invests typically fall into two categories: companies that have experienced above-average and consistent long-term earnings growth and exhibit favorable prospects for future growth, and companies that are currently experiencing a dramatic increase in profits.

•	AIM Global Science and Technology Fund: Seeks long-term growth of capital by investing at least 65% of assets in equity securities of telecommunications and technology companies. The fund will normally invest in the securities of companies located in at least three different countries, including the United States.

•	AIM Premier Equity Fund: Seeks long-term growth of capital by investing primarily in equities management believes to be undervalued relative to management’s appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. The fund also may invest in

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2002

preferred stocks and debt instruments that have prospects for growth of capital. It may hold up to 25% in foreign securities.

•	AIM Weingarten Fund: Seeks growth of capital by investing primarily in common stocks. Its investments usually fall into one of the following two categories: companies that management considers to have experienced above-average and consistent growth in earnings and to have potential for significant future growth, and companies that management believes are currently experiencing a dramatic increase in profits. The fund may invest up to 20% of assets in foreign securities.

•	Columbia Small Cap Fund: Seeks to provide long-term capital appreciation by investing at least 65 percent of its net assets in common stocks, or in securities convertible into common stocks, of small capitalization companies.

•	Dodge & Cox Stock Fund: Seeks to provide long-term capital growth by investing primarily in stocks that, in the fund manager’s opinion, appear to be undervalued by the market.

•	EuroPacific Growth Fund: Seeks to provide long-term capital growth by investing at least 80 percent of its assets in issuers located in Europe and the Pacific basin.

•	Franklin DynaTech Fund: Seeks capital appreciation by investing primarily in companies that emphasize technological development in fast-growing industries or in undervalued securities. It primarily purchases common stocks, but it may also hold utility debt securities and preferred stocks. The fund typically invests in high-quality debt; a B rating is its lowest parameter.

•	Franklin Small-Mid Cap Growth Fund: Seeks long-term capital growth by investing at least 80% of assets in equity securities of companies that have a market capitalization not exceeding $8.5 billion. It may invest the balance of assets in equity securities of larger companies. The fund may also invest in IPOs, and can invest a very small portion of assets in private or illiquid securities.

•	Growth Fund of America: Seeks capital growth by investing primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 10% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 index.

•	INVESCO Dynamics Fund: Seeks to provide long-term capital appreciation by investing primarily in common stocks of mid-sized U.S. companies, as well as preferred stocks, convertible securities, and bonds.

•	Investment Company of America Fund: Seeks long-term growth of capital and income by investing primarily in common stocks. When choosing securities, management gives the possibility of appreciation and potential dividends more weight than current yield.

•	Legg Mason Value Trust Fund: Seeks to provide long-term capital appreciation by investing primarily in stocks that, in the fund manager’s opinion, are being offered at large discounts to the manager’s assessment of their intrinsic value.

•	Lord Abbett Mid-Cap Value Fund: Seeks to provide long-term capital appreciation by investing at least 80 percent of its net assets in equity securities of medium capitalization companies.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2002

•	New Perspective Fund: Seeks long-term growth of capital by investing primarily in common stocks of foreign and U.S. companies.

•	PIMCO Total Return Fund: Seeks to provide maximum total return, consistent with preservation of capital, by investing at least 65 percent of its assets in a diversified portfolio of fixed income instruments of varying maturities, primarily investment grade debt securities.

•	SEI Tax Exempt Fund: Seeks to provide current income while preserving capital and tracking interest rates over the intermediate term.

•	Strong Blue Chip 100 Fund: Seeks long-term capital appreciation as well as current income by investing in the common stocks of the 100 largest market capitalization companies primarily traded in the U.S.

•	Strong Opportunity Fund: Seeks to provide long-term capital growth by investing in stocks of medium-capitalization companies the fund’s manager believes are underpriced, yet have attractive growth prospects.

•	UAM ICM Small Company Fund: Seeks to provide long-term capital appreciation by investing in stocks of small-capitalization companies.

•	Vanguard Institutional Index 500: Seeks to provide long-term capital appreciation and match the performance of the S&P 500 Index, by investing all or substantially all of its assets in the stocks that make up the Index.

•	Vanguard Wellington Fund: Seeks to provide conservation of capital, a moderate level long-term capital appreciation and current income, by investing 60 to 70 percent of its assets in dividend paying stocks of established large and medium-sized companies.

•	Washington Mutual Investors Fund: Seeks income and the opportunity for growth of principal by investing in common stocks or equivalent securities, which are legal for the investment of trust funds in the District of Columbia. It intends to be fully invested and well diversified. Management tries to select a portfolio that an investor with fiduciary responsibility might select under the Prudent Investor Rule of the Superior Court of the District of Columbia.

•	Reserve Primary Institutional Fund: Seeks to provide current income while preserving capital and tracking interest rates over the intermediate term.

•	Self-Directed Brokerage Accounts: Participants also have the option to open an individual brokerage account and access and invest contributions in a wide variety of mutual funds, not all of which are listed above.

Participants should refer to the respective prospectuses for a more complete description of the objectives and strategies of each investment option.

2.	Significant Accounting Policies

Basis of Accounting The financial statements of the Plan have been prepared on the accrual basis of accounting.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2002

Investment Valuation and Income Recognition
H&R Block, Inc. Common Stock is stated at fair value as determined by the market closing price on the last business day of the plan year. Mutual funds, including those in self-directed brokerage accounts, are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Expenses All administrative expenses of the Plan are paid by the Plan, except to the extent paid by the Company.

Payment of Benefits Benefits are recorded when they have been approved for payment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investments

The Plan’s investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:

For the Year Ended
December 31,
2002

Common stock fund	$(1,452,653)
Mutual funds and self-directed brokerage accounts	(32,218,846)

$(33,671,499)

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2002

Individual investments that represent five percent or more of the fair value of the Plan’s net assets are as follows:

	December 31,

	2002	2001

Legg Mason Value Trust Fund	$28,250,123	$32,414,672
SEI Tax Exempt Fund	23,456,013	—
Vanguard Institutional Index 500	31,165,946	31,800,732
Vanguard Prime Money Market Fund	—	16,966,468
Vanguard Wellington Fund	72,821,444	80,996,160

4.	Plan Committees and Trustee

The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the Board of Directors of the Company. The administrative committee is responsible for the general administration of the plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. BNY Western Trust Company is the Plan’s trustee.

5.	Benefits Payable

The Plan does not record a liability relating to the obligations for benefit payments to terminated employees. The Plan’s Form 5500 reflects the liability in the year of termination. As of December 31, 2002 and 2001, net assets available for benefits included assets of $27,076 and $4,310, respectively, due to participants who have terminated employment with the Company.

6.	Income Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service dated September 20, 1995. The Plan has been amended since receiving the letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

As of December 31, 2002 and 2001, the Plan’s investment portfolio includes an investment in the Common Stock of H&R Block, Inc., a party-in-interest to the Plan.

The Plan’s recordkeeper, RSM McGladrey (“RSM”), is an affiliate of the Company and was paid $419,368 in administrative fees and reimbursements during the year ended December 31, 2002. As of December 31, 2002, administrative fees payable to RSM totaled $6,940 and are included in accrued administrative expenses in the Statement of Net Assets Available for Benefits.

The Plan’s custodian, H&R Block Financial Advisors, Inc., is an affiliate of the Company.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

				(e)
	(b)	(c)	Shares Held	Current
(a)	Identity of Issuer or Borrower	Description of Investment	or Interest Rate	Value

*	H&R Block, Inc. Common	H&R Block, Inc. Common Stock	236,296	$9,499,099
	Stock Fund	Cash and other assets, net	567,965	567,965

				10,067,064
Mutual funds:
	AIM Family of Funds	AIM Constellation Fund Class A	188,555	3,135,666
	AIM Family of Funds	AIM Global Science & Tech Fund	190,137	887,937
	AIM Family of Funds	AIM Premier Equity Fund Class A	199,464	1,497,972
	AIM Family of Funds	AIM Weingarten Fund Class A	46,967	433,978
	Columbia Funds	Columbia Small Cap Fund	169,816	2,768,004
	Dodge & Cox Funds	Dodge & Cox Stock Fund	43,808	3,857,338
	American Funds Group	EuroPacific Growth Fund	370,518	8,510,780
	Franklin Templeton Investments	Franklin DynaTech Fund A	38,113	622,385
	Franklin Templeton Investments	Franklin Small Mid Cap Fund	78,007	1,712,264
	American Funds Group	Growth Fund of America	79,281	1,464,313
	INVESCO Family of Funds	INVESCO Dynamics Fund	117,993	1,257,805
	American Funds Group	Investment Company of America Fund	36,333	853,108
	Legg Mason Family of Funds	Legg Mason Value Trust Fund	651,375	28,250,123
	Lord Abbett Family of Funds	Lord Abbett Mid-Cap Value A Fund	294,200	4,527,734
	American Funds Group	New Perspective Fund	40,978	739,238
	PIMCO Funds	PIMCO Total Return Fund	1,133,041	12,089,557
	Bainbridge	SEI Tax Exempt Fund	23,456,013	23,456,013
	Strong Funds	Strong Blue Chip 100 Fund	1,022,974	8,818,020
	Strong Funds	Strong Opportunity Fund	91,929	2,638,369
	Advisors Inner Circle Funds	UAM ICM Small Company Fund	16,646	398,676
	Vanguard Group	Vanguard Institutional Index 500	387,395	31,165,946
	Vanguard Group	Vanguard Wellington Fund	2,965,043	72,821,444
	American Funds Group	Washington Mutual Investors	89,319	2,099,897

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

				(e)
	(b)	(c)	Shares Held	Current
(a)	Identity of Issuer or Borrower	Description of Investment	or Interest Rate	Value

	The Reserve Funds	Reserve Primary Institutional Fund	267,595	267,595

				214,274,162
Self-directed brokerage accounts:
	AIM Family of Funds	AIM Basic Value Fund Class A Fund	743	16,248
	AIM Family of Funds	AIM Mid Cap Core Equity Fund	14,260	302,030
	AIM Family of Funds	AIM Global Health Care Class A Fund	4,704	101,361
	AIM Family of Funds	AIM Global Science Fund	1,138	5,313
	AIM Family of Funds	AIM Developing Markets Fund	6,734	48,622
	AIM Family of Funds	AIM Investment Strategic Fund Class A	739	5,675
	AIM Family of Funds	AIM Equity Funds Inc.	12,402	119,184
	AIM Family of Funds	AIM Constellation Fund Class A	582	9,680
	AIM Family of Funds	AIM Weingarten Fund Class A	555	5,126
	AIM Family of Funds	AIM Funds Group Small Cap Equity	863	7,105
	AIM Family of Funds	AIM Funds Group Class A Fund	664	4,892
	AIM Family of Funds	AIM International Growth Fund	12,797	163,550
	AIM Family of Funds	AIM International Mutual Fund	64	799
	AIM Family of Funds	AIM International Mutual Fund Class A	201	1,710
	AIM Family of Funds	AIM International Fund Class A	1,507	26,303
	AIM Family of Funds	AIM International Asia Pacific Fund	8,553	73,467
	AllianceBernstein Funds	AllianceBernstein American Govt Fund	1,510	10,646
	AllianceBernstein Funds	AllianceBernstein Small Cap Value Fund	1,081	11,672
	American Funds Group	AMCAP Fund Inc. Class A Fund	3,087	46,004
	American Funds Group	American Balanced Fund Class A	3,081	44,424
	American Funds Group	American High Income Fund Class A	245	2,533
	American Funds Group	American Mutual Fund Inc. Class A	1,266	25,722
	Calamos Funds	Calamos Convertible Growth and Income Fund	757	16,809

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

				(e)
	(b)	(c)	Shares Held	Current
(a)	Identity of Issuer or Borrower	Description of Investment	or Interest Rate	Value

	Calamos Funds	Calamos Growth Fund	2,235	70,299
	American Funds Group	Capital Income Builder Fund	63	2,590
	Credit Suisse	Credit Suisse Small Company Fund	235	4,050
	Davis Funds	Davis New York Venture Fund	95	1,989
	Delaware Investments	Delaware Real Estate Trust Fund	68	983
	Delaware Investments	Delaware Technology & Innovation Fund	4,237	4,788
	Dreyfus	Dreyfus Index Fund	424	10,843
	Eaton Vance Group	Eaton Vance Worldwide Health Fund	1,088	8,320
	Eaton Vance Group	Eaton Vance Asian Fund	140	2,768
	American Funds Group	EuroPacific Growth Fund	285	6,544
	Excelsior Funds	Excelsior Funds Value Fund	320	7,837
	Franklin Templeton Investments	Franklin Income Fund	12,944	25,759
	Franklin Templeton Investments	Franklin Custodial Utilities Fund	1,354	11,211
	Franklin Templeton Investments	Franklin Custodial Growth Fund	710	16,895
	Franklin Templeton Investments	Franklin Custodial US Government Fund	1,285	7,553
	Franklin Templeton Investments	Franklin Equity Capital Growth	4,407	35,388
	Franklin Templeton Investments	Franklin Gold Fund	8,739	112,569
	Franklin Templeton Investments	Franklin High Income Fund	32,366	54,052
	Franklin Templeton Investments	Franklin Investment US Government Fund	1,817	16,969
	Franklin Templeton Investments	Franklin Investment Securities Fund	148	2,332
	Franklin Templeton Investments	Franklin Rising Dividends Fund	4,931	119,031
	Franklin Templeton Investments	Franklin Real Estate Securities Fund	3,851	62,085
	Franklin Templeton Investments	Franklin Small Mid Cap Fund	656	14,390
	Franklin Templeton Investments	Franklin Strategic Fund	2,190	32,460
	Franklin Templeton Investments	Franklin Strategic Services Fund	2,199	12,312
	Franklin Templeton Investments	Franklin Value Investments Fund	192	7,104

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

				(e)
	(b)	(c)	Shares Held	Current
(a)	Identity of Issuer or Borrower	Description of Investment	or Interest Rate	Value

	Franklin Templeton Investments	Franklin Small Cap Fund	67	1,541
	American Funds Group	Fundamental Investors Fund	4,179	92,893
	GE Funds	GE Small Cap Value Fund	1,804	21,070
	Gabelli Funds	Gabelli Gold Fund	8,322	102,199
	American Funds Group	Growth Fund of America	6,489	119,852
	John Hancock Funds	John Hancock Investment Fund	10,889	150,377
	John Hancock Funds	John Hancock Bond Fund	1,288	5,343
	John Hancock Funds	John Hancock High Income Fund	563	5,193
	Oakmark Funds	Oakmark Investments Fund	753	22,648
	Oakmark Funds	Oakmark International Investments Fund	462	6,069
	Oakmark Funds	Oakmark Equity Income Fund	735	13,223
	ING Funds	ING Mid Cap Value Fund	753	5,197
	ING Funds	ING Russia Fund	1,129	13,927
	ING Funds	ING Global Technology Fund	590	1,999
	American Funds Group	Income Fund of America	1,830	26,256
	American Funds Group	Investment Company of America Fund	1,878	44,094
	Janus	Janus Growth & Income Fund	169	3,946
	John Hancock Funds	John Hancock Technology Fund	2,667	6,587
	Liberty Financial Funds	Liberty Acorn Fund	536	8,226
	Lord Abbett Family of Funds	Lord Abbett Mid-Cap Value A Fund	1,261	19,404
	MFS Family of Funds	MFS Government Securities Fund	128	1,282
	MFS Family of Funds	MFS Mid Cap Growth Fund	894	5,063
	The Munder Funds	Munder Healthcare Fund	344	4,911
	The Munder Funds	Munder Future Income Fund	8,256	22,704
	The Munder Funds	Munder Power Plus Fund	2,419	14,154
	Navellier Performance Funds	Navellier Aggressive Growth Fund	467	4,192

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

				(e)
	(b)	(c)	Shares Held	Current
(a)	Identity of Issuer or Borrower	Description of Investment	or Interest Rate	Value

	American Funds Group	New Perspective Fund	1,259	22,720
	American Funds Group	New World Fund	90	1,750
	One Group	One Group Small Cap Fund	713	11,621
	One Group	One Group Market Expansion Fund	115	852
	OppenheimerFunds	Oppenheimer Main Street Fund	3,696	100,093
	OppenheimerFunds	Oppenheimer Quest Balanced Value Fund	333	4,207
	OppenheimerFunds	Oppenheimer Gold & Special Minerals Fund	9,968	138,558
	PBHG Funds	PBHG Clipper Focus Fund	244	3,223
	PBHG Funds	PBHG Small Cap Fund	178	2,505
	PIMCO Funds	PIMCO PEA Renaissance Fund	4,143	60,237
	PIMCO Funds	PIMCO PEA Growth Fund	2,083	31,896
	PIMCO Funds	PIMCO Low Duration Fund	333	3,422
	PIMCO Funds	PIMCO Total Return Fund	666	7,102
	PIMCO Funds	PIMCO Real Return Fund	3,131	35,259
	Pioneer Group	Pioneer Science & Technology Fund	6,813	15,601
	Putnam Funds	Putnam International Fund	1,203	9,408
	Putnam Funds	Putnam International Growth Fund	497	8,149
	Rydex Funds	Rydex Dynamic Venture Fund	589	42,255
	Rydex Funds	Rydex Ursa Fund	1,564	20,000
	Rydex Funds	Rydex Dynamic Velocity Fund	12,883	130,249
	Rydex Funds	Rydex Tempest 500 Fund	582	54,281
	Rydex Funds	Rydex Dynamic Titan Fund	3,672	77,773
	Rydex Funds	Rydex Telecommunications Investment Fund	11,838	127,846
	Seligman Group	Seligman Communications Fund	747	12,068
	Babson Fund Group	Shadow Stock Fund Inc.	425	5,036

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

			(e)
(b)	(c)	Shares Held	Current
(a) Identity of Issuer or Borrower	Description of Investment	or Interest Rate	Value

American Funds Group	Small Cap World Fund	46	812
Turner Funds	Turner Small Cap Value Fund	306	4,727
Franklin Templeton Investments	Templeton Developing Markets Fund	17,989	179,891
Franklin Templeton Investments	Templeton World Fund	12,234	157,693
Franklin Templeton Investments	Templeton Foreign Fund	25,074	208,366
Franklin Templeton Investments	Templeton Growth Fund	1,460	23,262
Franklin Templeton Investments	Templeton Global Fund	3,828	39,045
Franklin Templeton Investments	Templeton Global Bond Fund	3,080	27,626
Vanguard Group	Vanguard Explorer Fund	110	4,999
Vanguard Group	Vanguard Institutional Index 500	18	1,493
Vanguard Group	Vanguard Index Small Cap Fund	89	1,396
Delaware Investments	Voyageur Mutual Fund	302	4,580
American Funds Group	Washington Mutual Investment Fund	1,079	25,363
Westcore Funds	Westcore Growth Fund	1,022	8,671
The Reserve Funds	Reserve Funds Primary Fund	741,863	741,863

			4,778,244
Plan participants	Participant Loans, 5.6% to 11.0% per annum		4,264,271

Total investments			$233,383,741

Column (d) omitted as cost information is not required for participant directed assets.

*	Indicates party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan

Date June 30, 2003	By:	/s/ FRANK J. COTRONEO
Frank J. Cotroneo
Chief Financial Officer
H&R Block, Inc.

Exhibit Index

Exhibits

Consent of Independent Accountants (Exhibit 23)	19

Certification pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 (Exhibit 99.1)	20